Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2023 (the 2023 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2023 Form 18-K, you should rely on the information in this section.

UNITED MEXICAN STATES

Form of Government

The Government

On October 1, 2024, Claudia Sheinbaum officially took office as Mexico’s President.

The following table provides the distribution, as of the date of this filing, of Congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

Party Representation in Congress (1)

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
MORENA	66	51.6	253	50.6
National Action Party	21	16.4	71	14.2
Institutional Revolutionary Party	14	10.9	37	7.4
Citizen Movement Party	5	3.9	27	5.4
Ecological Green Party of Mexico	14	10.9	62	12.4
Labor Party	6	4.7	49	9.8
Unaffiliated	2	1.6	1	0.2
Total	128	100.0%	500	100.0%

Note:	Percentages may not total due to rounding. Individual members of Congress may change party affiliations.
(1)	As of January 3, 2025.

Source: Senate and Chamber of Deputies.

Legal and Political Reforms

On September 30, 2024, a decree was published in the Official Gazette amending the Constitutión Política de los Estados Unidos Mexicanos (Political Constitution of Mexico, or Constitution) incorporating the Guardia Nacional (National Guard) into the Secretaría de la Defensa Nacional (Ministry of National Defense). The National Guard will be a permanent, professional public security force, comprised of military and naval personnel with police training, whose purpose is to implement the national public security strategy within its jurisdiction.

On October 14, 2024, a decree was published in the Official Gazette amending the Ley General de Instituciones y Procedimientos Electorales (General Law of Electoral Institutions and Procedures), establishing that the Instituto Nacional Electoral (National Electoral Institute, or INE) will guarantee the holding of periodic elections to renew members of the Judicial Branch. Pursuant to the amended law, members of the Judicial Branch shall be elected by the relative majority and direct vote of the citizenship in accordance with the principles, procedures, requirements, and time limits established by the Constitution. Elections for judges, magistrates and ministers will be held on June 1, 2025.

On October 15, 2024, a decree was published in the Official Gazette amending the Ley General del Sistema de Medios de Impugnación en Materia Electoral (General Law of the System of Electoral Appeals), to set forth the subject matter of the electoral jurisdictional procedure for Judicial Branch electoral candidates, to maintain the balance and equality of circumstances during the electoral contest.

On October 30, 2024, a decree was published in the Official Gazette amending the Political Constitution of Mexico to allow the Government to resume passenger service on freight railroad tracks.

On October 31, 2024, two decrees were published in the Official Gazette amending the Political Constitution of Mexico. The amendments include: (1) changing the legal nature of state-owned productive companies to public companies, and (2) making any constitutional controversies or actions of unconstitutionality aimed at challenging additions or amendments to the Constitution inadmissible. Congress has 180 calendar days from the date the amendments come into effect to make the necessary adjustments to the corresponding secondary laws.

On November 28, 2024, a decree was published in the Official Gazette amending the Ley Orgánica de la Administración Pública Federal (Organic Law of the Federal Administration), modifying the name of the Secretaría de la Función Pública (Ministry of Public Administration) to “Secretaría Anticorrupción y Buen Gobierno” (Ministry of Anti-Corruption and Good Governance). Additionally, the decree created the following ministries and agencies: (i) Secretaría de Ciencia, Humanidades, Tecnología e Innovación (Ministry for Science, Humanities, Technology and Innovation) formerly the Consejo Nacional de Humanidades, Ciencias y Tecnologías (National Council for Humanities, Science and Technology), (ii) Secretaría de las Mujeres (Ministry for Women), and (iii) Agencia de Transformación Digital y Telecomunicaciones (Digital Transformation and Telecommunications Agency).

On December 2, 2024, a decree was published in the Official Gazette amending the Political Constitution of Mexico, recognizing the constitutional right to adequate housing, and establishing the obligation of the Government and the federal entities to guarantee the payment of (i) a non-contributory pension to persons with permanent disabilities under the age of 65 and (ii) a non-contributory old-age pension to persons over the age of 65.

On December 19, 2024, a decree was published in the Official Gazette amending the Ley Federal del Trabajo (Federal Labor Law) to provide workers with the right to adequate seating and rest areas during the working day and prohibit employers from requiring workers to stand throughout the working day, except as necessary for specific safety or functional reasons.

On December 20, 2024, a decree was published in the Official Gazette amending the Political Constitution of Mexico to simplify the functions of the public administration, transferring the responsibilities of seven autonomous constitutional bodies to certain ministries as follows: (i) Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales (National Institute of Transparency, Access to Information and Protection of Private Data, or INAI) to the Ministry of Anti-Corruption and Good Governance; (ii) Consejo Nacional de Evaluación de la Política de Desarrollo Social (National Council for the Evaluation of Social Development Policy, or CONEVAL) to the Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography, or INEGI); (iii) Comisión Federal de Competencia Económica (Federal Commission for Economic Competition, or COFECE) to the Secretaría de Economia (Ministry of Economy) as an órgano descentralizado (decentralized entity); (iv) Instituto Federal de Telecomunicaciones (Federal Telecommunications Institute) to the Secretaría de Infraestructura, Comunicaciones y Transportes (Ministry of Infrastructure, Communications and Transportation, or SICT) as a decentralized entity; (v) Comisión Nacional para la Mejora Continua de la Educación (National Commission for the Continuous Improvement of Education) to the Secretaría de Educación Pública (Ministry of Public Education); (vi) Comisión Reguladora de Energía (Energy Regulatory Commission, or CRE) to the Secretaría de Energía (Ministry of Energy, or SENER), and (vii) Comisión Nacional Hidrocarburos (National Hydrocarbons Commission, or CNH) to the Ministry of Energy.

On December 20, 2024, a decree issuing the Ley Orgánica del Poder Judicial de la Federación (Organic Law of the Judicial Branch of the Federation) was published in the Official Gazette. The decree establishes a new organizational structure for the Judicial Branch, providing new functions to guarantee effective access to prompt and expeditious justice. Some of the modifications include: 1) the functions of the Consejo de la Judicatura Federal (Federal Judiciary Council) will be distributed between the Judicial Administration Body and the Judicial Disciplinary Court; 2) the Judicial Disciplinary Court will be in charge of the discipline and supervision of judges and magistrates; 3) the number of members of the Supreme Court will be reduced from eleven to nine, the years in which they will serve in office will be reduced from 15 to 12 years and they will not be able to be re-elected for a new period; 4) persons who have held the position of minister may not, within two years following the date of their retirement, act as lawyers or representatives in any process before the bodies of the Judicial Branch; 5) the newly-created National Judicial Training School will have technical and management autonomy and will be responsible for designing and implementing the training, evaluation, certification and updating processes of the judicial and administrative career personnel of the Judicial Branch, its auxiliary bodies and public defenders’ offices and, where appropriate, the staff of the local Judicial Branches, prosecutor’s offices, human rights protection organizations, public security institutions and the general public; and 6) the establishment of sanctions for administrative offenses, the suspension of employment, position or commission, and the dismissal or disqualification from office (from one to 10 years).

On December 31, 2024, a decree was published in the Official Gazette amending the Political Constitution of Mexico as it relates to public safety. The amendment establishes that (1) the investigation of crimes is the responsibility of the Public Prosecutor’s Office, the Secretaría de Seguridad y Protección Ciudadana (Ministry of Security and Citizen Protection, or SSPC), the National Guard and the police; (2) the SSPC will formulate, coordinate and direct the National Public Security Strategy, including the respective programs, policies and actions; and (3) the role of the Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública (Executive Secretariat of the National Public Security System) is strengthened to carry out the necessary actions to achieve uniform standards and criteria to improve coordination among the three levels of government.

Civil and Regulatory Procedures

On September 19, 2024, the Ministry of Economy announced that as part of its efforts to ensure legal certainty and combat corruption in the enforcement of the Normas Oficiales Mexicanas (Mexican Official Standards, or NOM), it temporarily suspended the license of Mexicana de Acreditación, A.C. (MAAC), the civil association in charge of the accreditation of organizations that evaluate compliance with the NOM, due to its violation of the Ley de Infraestructura de la Calidad (Quality Infrastructure Law). The suspension aims to ensure that the accreditation activities of the Organismos de Evaluación de la Conformidad (Conformity Assessment Bodies) are carried out in strict compliance with the current legal framework, providing legal certainty to users and members of the Sistema Nacional de Infraestructura de Calidad (National Quality Infrastructure System).

Internal Security

On September 30, 2024, the Secretaría de Marina (Ministry of Navy) announced the Política Nacional Marítima (National Maritime Policy), which details the Government’s plans with respect to maritime matters through 2045, including: (1) ensuring the sovereignty and maritime security of Mexico; (2) strengthening the national port system to guarantee the effective operation and sustainable logistical connectivity in the exchange of goods and services at port interfaces, in accordance with Mexico’s port decarbonization strategy; (3) supporting the expansion of national and international maritime trade; (4) strengthening the national merchant marine to ensure its integration with other modes of transportation; (5) preserving security, protection, and operability conditions for the sustainable development of the marine environment, marine and coastal ecosystems, biodiversity, and ecosystem services, and (6) safeguarding the population’s right to health, social economy, and a healthy environment, including consumer protections and measures to combat illicit markets, particularly in fuels and contraband, to restrict the importation of goods used to alter or adulterate petroleum and hydrocarbons.

Human Rights

On November 22, 2024, the UN General Assembly’s Sixth Committee (Legal Affairs) approved a resolution, led by Mexico and Gambia, with the co-sponsorship of 99 countries, calling for a plenipotentiary conference for the negotiation of a convention on crimes against humanity to be held in 2028, with the possibility of extending its mandate until 2029.

Foreign Affairs, International Organizations and International Economic Cooperation

On September 6, 2024, Mexico attended the second meeting of the Mexico-China Working Group on Precursor Chemicals, which aimed to further advance bilateral cooperation efforts in the control and detection of precursor chemicals and other substances used in the illicit manufacturing of drugs. The Chinese delegation also held a working meeting at the Agencia de Investigación Criminal (Criminal Investigation Agency, or AIC) of the Fiscalía General de la República (Attorney General’s Office) to explore areas of bilateral cooperation in the investigation of transnational organized crime.

On September 22, 2024, Mexico attended the Summit of the Future at the 79th session of the United Nations General Assembly (UNGA), which aims to analyze the multilateral system and propose concrete actions to address the most pressing current and emerging international challenges. At the summit, the Pact for the Future and its two annexes, the Global Digital Pact and the Declaration on Future Generations, were adopted. Further, during the summit, Mexico highlighted three key contributions of the Pact for the Future: (1) the urgency of a nuclear-weapon-free world during a time of high military tensions; (2) the critical need for financing for development; and (3) the need to reform multilateral governance. Additionally, during the 79th session of the UNGA (i) on September 24, 2024, Mexico organized, as annual coordinator, the 26th MIKTA (Mexico, Indonesia, Republic of Korea, Turkey and Australia) Foreign Ministers’ Meeting, and (ii) on September 25, 2024, the Secretaría de Relaciones Exteriores (Ministry of Foreign Affairs) participated in the United Nations Security Council open debate on “Leadership for Peace” and the second G20 Foreign Ministers’ Meeting.

On September 27, 2024, Mexico received from Cuba the ratification of the Convenio Constitutivo de la Agencia Latinoamericana y Caribeña del Espacio (Constitutive Agreement Establishing the Latin American and Caribbean Space Agency), which formally establishes an agency to coordinate space cooperation and promote regional development. On October 25, 2024, this constitutive agreement was published in the Official Gazette, entering into force on October 27, 2024.

On October 23, 2024, Mexico, Canada and the United States published the Iniciativa de América del Norte para la Preparación ante Pandemias en Animales y Humanos (North American Initiative for the Preparedness for Pandemics in Animals and Humans, or NAPAHPI), which includes a broad range of public health threats and adopts a “One Health” approach that recognizes the interdependencies between human, animal, and environmental health. The NAPAHPI will promote North American cooperation and enhance collective capacity to mitigate, prepare for, respond to, and recover from public health threats.

On November 14, 2024, Mexico, Canada, and the United States held the 8th North American Drug Dialogue (NADD), to enhance trilateral cooperation to better understand and respond to the challenges posed by the involvement of transnational organized crime in the production and trafficking of illicit drugs and their impact on public health.

During the 29th United Nations Climate Change conference (COP29), held from November 11 to 22, 2024, Mexico reinforced its commitment to achieving net-zero emissions by 2050 and emphasized the importance of collective action to mitigate the adverse effects of climate change. A key outcome of the COP29 was the approval of the New Collective Quantified Goal (NCQG), under which developed nations agreed to triple annual climate financing to U.S.$300 billion by 2035, significantly enhancing financial support for mitigation and adaptation initiatives.

On November 28, 2024, Mexico presided the annual General Conference of the Organismo para la Proscripción de las Armas Nucleares en América Latina y el Caribe (Agency for the Prohibition of Nuclear Weapons in Latin America and the Caribbean, or OPANAL), during which several states highlighted their concerns about explicit or veiled threats of the possible use of nuclear weapons. Mexico emphasized that any use or threat of use of nuclear weapons by any entity and under any circumstances is contrary to international law, including the United Nations Charter, as well as the principles and norms of international humanitarian law.

Environment

On September 27, 2024, the Secretaría de Medio Ambiente y Recursos Naturales (Ministry of Environment and Natural Resources, or Semarnat), the German Embassy in Mexico and the German Agency for Technical Cooperation (GIZ) presented the Digital Platform for International Projects and Commitments in the Environmental Sector, which provides comprehensive information on bilateral, regional, and multilateral projects in which the environmental sector participates with international financial resources and cooperation.

On October 8, 2024, representatives of the Ministry of Environment and Natural Resources participated in the 7th United Nations High-Level Forum on Geospatial Information, emphasizing the importance of having tools that allow for the timely prevention of environmental impacts and increase resilience and environmental protection.

On October 30, 2024, during the 2024 United Nations Biodiversity Conference of the Parties (COP16), Mexico announced the launch of MEx30x30: Conservando la biodiversidad mexicana a través de las comunidades y sus áreas naturales protegidas (MEx30x30: Conserving Mexican biodiversity through communities and their protected natural areas). MEx30x30 promotes international and national efforts that are essential for the preservation of Mexico’s nature and culture and is aligned with the 48 goals of the National Biodiversity Strategy. The presentation of Mex30x30 at COP16 reaffirms Mexico’s commitment to biodiversity conservation and sustainable development for future generations.

On November 9, 2024, Mexico and the United States entered into the “Measures to Improve the Reliability and Predictability of Río Bravo River Water Deliveries for the Benefit of Mexico and the United States” agreement, which intends to strengthen bilateral cooperation on critical issues such as water supply, the environment, and water conservation and quality in the Río Bravo. The agreement aims to: (1) grant greater reliability and predictability in water allocations to users in both countries; (2) establish working groups on projects, new water sources and the environment; and (3) improve water quality in the Río Bravo basin.

On November 21, 2024, the Comisión Nacional del Agua (National Water Commission) announced the Plan Hídrico 2024-2030 (Water Plan 2024-2030). The plan consists of four guiding principles: (1) water policy and national sovereignty; (2) justice and access to water; (3) environmental impact mitigation and climate change adaptation; and (4) integral and transparent management. On November 25, 2024, Mexico, the National Water Commission and national water users signed the Acuerdo Nacional por el Derecho Humano al Agua y la Sustentabilidad (National Agreement for the Human Right to Water and Sustainability), which aims to guarantee the human right to water in sufficient quantity and quality, ensure the sustainability of resources and promote proper water management in all its uses, as well as to contribute to food security and national development by coordinating efforts among the federal government, state governments, municipalities, and territorial districts, as well as representatives from the agricultural, livestock, industrial, social, and academic sectors.

On December 19, 2024, the National Agreement for the Human Right to Water and Sustainability was published in the Official Gazette, with the goal of addressing water stress through ten general commitments: (i) guarantee the human right to water in sufficient quantity and quality; (ii) achieve efficient water usage in industrial, agricultural, and livestock activities; (iii) government investment in infrastructure; (iv) foster collaboration between the public, private, and social sectors to carry out improvement actions in local environments; (v) implement effective, organized, and sustainable management of concessions; (vi) develop a program for the digitalization and simplification of procedures; (vii) promote technological innovation for water treatment, reuse, and purification, including biotechnology and green infrastructure; (viii) carry out adaptation and mitigation measures against the effects of climate change, including reforestation and environmental restoration; (ix) prevent pollution of rivers and bodies of water, as well as contribute to their restoration and sanitation, and (x) implement an ongoing campaign to raise awareness, conserve and reuse water.

On December 9, 2024, the Ministry of Foreign Affairs attended the hearings held by the International Court of Justice (ICJ) regarding the request for an advisory opinion on the obligations of States in relation to climate change. Mexico reaffirmed its commitment to climate action, promoting legal, financial and international cooperation frameworks and emphasizing the need for unified global action based on the principles of equity, justice and sustainability.

THE ECONOMY

General

During the third quarter of 2024, economic activity in Mexico grew at a faster rate than the previous three quarters, reflecting the positive performance of the three major sectors of economic activity, particularly the agriculture sector. During the same period of 2024, the national unemployment rate remained at historically low levels, although employment growth continued to decelerate significantly. For more information on the long-term factors affecting Mexico’s GDP, see “The Economy—Gross Domestic Product” in the 2023 Form 18-K.

Gross Domestic Product

According to preliminary figures, Mexico’s real GDP increased by 1.6% during the third quarter of 2024 compared to the third quarter of 2023, reflecting greater dynamism of agricultural and industrial activity, mainly attributed to an improved performance in manufacturing and utilities. As for the services sector, while the subsectors continued to perform heterogeneously, the expansion of the sector as a whole was mainly driven by growth in professional services. For more information on the long-term factors affecting Mexico’s GDP, see “The Economy—Gross Domestic Product” in the 2023 Form 18-K.

The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in pesos and in percentage terms, for the periods indicated.

Real GDP and Expenditures (In Billions of Pesos)(1)

	Third quarter (annualized)(2)
	2023	2024(3)
GDP	Ps.25,149.3	Ps.25,563.6
Add: Imports of goods and services	11,481.4	11,919.3

Total supply of goods and services	36,630.7	37,482.9
Less: Exports of goods and services	9,347.4	10,093.0

Total goods and services available for domestic expenditure	Ps.27,283.3	Ps.27,389.9
Allocation of total goods and services:
Private consumption	17,808.3	18,338.8
Public consumption	2,739.0	2,789.3

Total consumption	20,547.3	21,128.0

Total gross fixed investment	6,242.6	6,323.5

Changes in inventory	23.5	17.0

Total domestic expenditures	Ps.26,813.4	Ps.27,468.6

Errors and Omissions	469.9	(78.7)

Note:	Numbers may not total due to rounding.
(1)	Constant pesos with purchasing power as of December 31, 2018.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter data is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.

Source: INEGI.

Real GDP and Expenditures (As a Percentage of Total GDP)

	Third quarter
	2023	2024
GDP	100.0%	100.0%
Add: Imports of goods and services	45.7	46.6

Total supply of goods and services	145.7	146.6
Less: Exports of goods and services	37.2	39.5

Total goods and services available for domestic expenditures	108.5%	107.1%
Allocation of total goods and services:
Private consumption	70.8%	71.7%
Public consumption	10.9	10.9

Total consumption	81.7	82.6
Total gross fixed investment	24.8	24.7
Changes in inventory	0.1	0.1

Total domestic expenditures	106.6%	107.5%

Errors and Omissions	1.9%	(0.3)%

Note:	Percentages may not total due to rounding.
(1)	Preliminary figures.

Source: INEGI.

Real GDP by Sector (In Billions of Pesos)(1)

	Third quarter (annualized)(2)
	2023		2024(3)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	Ps.	727.2	Ps.	757.1
Secondary Activities:
Mining		946.9		915.1
Utilities		342.0		349.2
Construction		1,570.4		1,579.1
Manufacturing		5,251.7		5,309.0
Tertiary Activities:
Wholesale and retail trade		4,954.5		5,011.7
Transportation and warehousing		1,815.5		1,899.6
Information		449.9		453.8
Finance and insurance		1,002.7		1,031.4
Real estate, rental and leasing		2,381.3		2,414.3
Professional, scientific and technical services		506.8		576.5
Management of companies and enterprises		150.5		151.0
Support for business		234.3		224.7
Education services		875.6		893.9
Health care and social assistance		592.2		616.7
Arts, entertainment and recreation		124.3		130.7
Accommodation and food services		577.9		559.2
Other services (except public administration)		451.8		462.0
Public administration		814.3		836.2

Gross value added at basic values		23,769.9		24,171.2
Taxes on products, net of subsidies		1,379.5		1,392.4

GDP	Ps.	25,149.3	Ps.	25,563.6

Note:	Numbers may not total due to rounding.
(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2018.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter is not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Real GDP Growth by Sector

(Percent Change Against Corresponding Period of Prior Year)(1)

	Third quarter
	2023	2024(2)
GDP (real pesos)	3.5%	1.6%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	0.3	4.1
Secondary Activities:
Mining	(1.0)	(3.4)
Utilities	(2.3)	2.1
Construction	22.1	0.6
Manufacturing	0.7	1.1
Tertiary Activities:
Wholesale and retail trade	4.1	1.2
Transportation and warehousing	1.9	4.6
Information	13.2	0.9
Finance and insurance	9.3	2.9
Real estate, rental and leasing	2.4	1.4
Professional, scientific and technical services	9.7	13.7
Management of companies and enterprises	(5.9)	0.3
Administrative support, waste management and remediation services	2.2	(4.1)
Education services	0.8	2.1
Health care and social assistance	1.2	4.1
Arts, entertainment and recreation	2.7	5.1
Accommodation and food services	3.1	(3.2)
Other services (except public administration)	3.4	2.2
Public administration	(0.2)	2.7

Note:	Percentages may not total due to rounding.
(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2018.
(2)	Preliminary figures.
(3)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Employment and Labor

According to preliminary Tasa de Desocupación Abierta (Open Unemployment Rate) figures, Mexico’s unemployment rate was 2.5% as of October 31, 2024, a 0.1 percentage point decrease from the rate as of December 31, 2023. As of October 31, 2024, the economically active population in Mexico (fifteen years of age and older) was 60.2 million. As of January 1, 2025, the minimum wages were Ps. 419.88 per day for municipalities in the Zona Libre de la Frontera Norte (Northern Border Free Trade Zone) and Ps. 278.80 per day for the rest of Mexico, an increase of 12.0% each, from the applicable minimum wages in effect from January 1, 2024 to December 31, 2024. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor” in the 2023 Form 18-K.

On May 1, 2024, the Decreto del Fondo de Pensiones para el Bienestar (Pension Fund for Welfare Decree) was published in the Official Gazette. The purpose of the Pension Fund is to supplement the pensions granted by the Instituto Mexicano de Seguro Social (Mexican Institute of Social Security, or IMSS) and the Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Institute for Social Security and Social Services of Government Workers, or ISSSTE), ensuring that workers who are at least 65 years of age have a minimum monthly pension of Ps. 16,777.68, which will be updated every January 1 in accordance with the estimated inflation for the corresponding year.

Principal Sectors of the Economy

Manufacturing

The following table shows the value of industrial manufacturing output in billions of constant 2018 pesos and the percentage change of each sector as compared to the corresponding period in the prior year.

Industrial Manufacturing Output by Sector

(In Billions of Pesos and Percent Change Against Corresponding Period of Prior Year)(1)

	Third quarter
	2023			2024(2)
Food	Ps.	965.9	0.1%	Ps.	968.0	0.2%
Beverage and tobacco products		259.6	(6.3)		262.4	1.1
Textile mills		28.6	(9.1)		27.7	(3.1)
Textile product mills		17.4	(2.9)		16.4	(5.6)
Apparel		59.9	(7.6)		55.6	(7.2)
Leather and allied products		31.6	(2.4)		26.8	(15.3)
Wood products		35.2	(9.4)		34.1	(3.1)
Paper		103.4	(7.2)		101.6	(1.7)
Printing and related support activities		25.7	(0.8)		25.0	(2.7)
Petroleum and coal products		202.3	(1.4)		233.8	15.6
Chemicals		350.8	(2.4)		358.8	2.3
Plastics and rubber products		163.8	(5.4)		168.8	3.0
Nonmetallic mineral products		158.9	(2.0)		159.7	0.5
Primary metals		269.8	4.1		247.0	(8.4)
Fabricated metal products		179.5	8.0		174.8	(2.7)
Machinery		219.2	(0.7)		211.5	(3.5)
Computers and electronic products		483.1	(1.2)		475.5	(1.6)
Electrical equipment, appliances and components		213.8	2.4		221.4	3.5
Transportation equipment		1,295.2	7.3		1,333.7	3.0
Furniture and related products		49.2	(12.0)		49.0	(0.4)
Miscellaneous		138.8	(2.0)		157.3	13.3

Total expansion/contraction	Ps.	5,251.7	0.7%	Ps.	5,309.0	1.1%

(1)	Constant pesos with purchasing power as of December 31, 2018. Percent change reflects differential in constant 2018 pesos.
(2)	Preliminary figures.

Source: INEGI.

Electric Power

On September 13, 2024, within the framework of the Mexico-Denmark Energy Partnership Program, the Comisión Federal de Electricidad (Federal Electricity Commission, or CFE) and the Agencia Danesa de Energía (Danish Energy Agency, or DEA) signed the Work Plan for Technical Cooperation in the Energy Sector for the October 2024 – November 2025 period. The general objective of the plan is to enhance the collaboration between the two entities to design and develop energy generation projects based on renewable technologies that will ultimately improve energy efficiency and reduce energy losses.

On September 17, 2024, CFE conducted its second sustainable bond issuance for U.S.$1.5 billion in two tranches, maturing in January 2030 and January 2035, respectively.

Tourism

On September 1, 2024, the Secretaría de Turismo (Ministry of Tourism, or SECTUR) reported that during the first semester of 2024, foreign direct investment in tourism reached U.S.$1.4 billion, or 4.4% of national foreign direct investment.

On November 11, 2024, SECTUR reported that in the third trimester of 2024, 16.5 million international tourists visited Mexico by air, representing a 2.4% increase compared to the same period in 2023.

On December 8, 2024, SECTUR announced that in the third trimester of 2024, the number of people employed in the tourism sector amounted to 4.9 million, an increase of 2.9% compared to the same trimester in 2023, and represented 9.1% of national employment for the period.

On December 10, 2024, SECTUR reported that from January to October of 2024, foreign exchange income from international visitors amounted U.S.$26.5 billion, representing a 6.8% increase compared to the same period in 2023.

Transportation and Communications

Highways

On September 23, 2024, the SICT reported that 549 highways had been completed during the López Obrador administration, with an extension of 7,682 kilometers and an investment of Ps. 227,464 million, representing almost 1% of GDP.

Seaports

During the first ten months of 2024, cargo transported through Mexican seaports amounted to 227.7 million tons, a 7.5% decrease compared to the same period in 2023.

Aviation

According to preliminary figures from SICT and the Agencia Federal de Aviación Civil (Federal Civil Aviation Agency or AFAC), passengers traveling by air amounted to 98.1 million during the first ten months of 2024. Of these passengers, 50.8 million corresponded to domestic flights and 47.3 million to international flights, a 4.0% decrease in domestic passengers and a 5.7% increase in international passengers compared to the same period in 2023.

Railways

On September 13, 2024, the SICT and the European Union (EU) signed a letter of intent aimed at contributing to the establishment of a long-term public policy for the development of the Sistema Ferroviario Mexicano (Mexican Railway System) with the goal of consolidating it as an efficient and sustainable transport alternative. The letter of intent is part of the Global Gateway Investment Agenda, which aims to facilitate investments for sustainable projects in priority sectors in Mexico, such as sustainable, inclusive, safe and smart transport.

According to preliminary figures from the SICT, Mexico’s rail system transported 101.2 million tons of freight during the first three quarters of 2024, a 2.3% increase compared to the same period in 2023. Rail passenger transport increased by 9.9% from 33.9 million passengers during the three first quarters of 2023 to 37.3 million passengers during the same period in 2024.

On December 15, 2024, President Sheinbaum inaugurated Sections 6 and 7 of the Mayan Train, marking the completion of the 1,554 kilometer circuit.

Wholesale and Retail Trade

On September 24, 2024, the Ministry of Foreign Affairs and the Servicio Postal Mexicano (Mexican Postal Service, or Sepomex) signed a collaboration agreement to promote Mexican products in international markets. The agreement aims to benefit women, artisans, micro, small and medium-sized producers in Mexico by facilitating the dissemination and use of the “CorreosClic” platform, enabling their products to reach the Mexican community abroad.

On September 27, 2024, the Ministry of Economy and the Development Bank of Latin America and the Caribbean (CAF) entered into an agreement to empower Mexican micro, small, and medium enterprises (SMEs) through the re-launch of the digital services platform MIPYMESMX 2.0. The platform’s objective is to promote digitalization and business training, with the aim of increasing the number of businesses opening and operating, the marketing of their products and services, as well as facilitating the internationalization of SMEs.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Money Supply and Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates - Money Supply and Savings” in the 2023 Form 18-K.

Money Supply

	At September 30,
	2023(1)		2024(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	2,485,749	Ps.	2,836,455
Checking deposits
In domestic currency		2,300,002		2,562,163
In foreign currency		590,560		661,480
Interest-bearing peso deposits		1,440,483		1,480,211
Savings and loan deposits		33,951		91,112

Total M1	Ps.	6,850,744	Ps.	7,631,421

M4	Ps.	17,166,791	Ps.	19,352,477

Note:	Numbers may not total due to rounding.
(1)	Preliminary figures.

Source: Banco de México.

Inflation

Consumer inflation at the end of the third quarter of 2024 was 4.6%, which was above Banco de México’s 3.0% (+/- 1.0%) target inflation for the year, 0.1 percentage points lower than the 4.7% consumer inflation for 2023 and 3.2 percentage points lower than the 7.8% consumer inflation for 2022. This trend was the result of Banco de México’s monetary policy actions, the fading effects of global shocks and the reduction of atypical inflationary pressures that had affected energy and agricultural prices.

Annual core inflation, which better reflects medium-term price pressures on the economy, remained higher than target inflation for the year and was 3.9% at the end of the third quarter of 2024, lower than core inflation of 5.1% for 2023.

On November 12, 2024, the Government announced the renewal of the Paquete Contra la Inflación y la Carestía (Anti-Inflation and Deficit Package, or PACIC), as part of which the private sector will contribute to stabilizing the prices of basic products, promoting a more balanced outlook between producers and consumers. The PACIC will serve as a permanent platform for constructive dialogue between private companies and the public sector.

The following table shows, in percentage terms, the changes in price indices and increases in the minimum wage for the periods indicated.

Rates of Change in Price Indices

	National Consumer Price Index(1)(4)	National Producer Price Index(1)(3)(4)	Increase in Minimum Wage(5)
2021	7.4	9.3	15.0;(6) 15.0(7)
2022	7.8	5.3	22.0;(6) 22.0(7)
2023	4.7	1.4	20.0;(6) 20.0(7)
2024:
January	4.9	1.2	20.0;(6) 20.0(7)
February	4.4	1.5	—
March	4.4	1.9	—
April	4.7	2.4	—
May	4.7	3.2	—
June	5.0	4.8	—
July	5.6	5.3	—
August	5.0	5.0	—
September	4.6	5.5	—
October	4.8	5.5	—
November	4.6	6.5	—

(1)	Changes in price indices are calculated as the 12-month percentage change. For annual figures, changes in price indices are calculated each December. Monthly figures are annualized.
(2)

Effective August 2018, the Índice Nacional de Precios al Consumidor (National Consumer Price Index, or INPC) was changed to: (1) update the base date to the second half of July 2018; (2) increase the number of categories for goods and services; (3) increase the number of areas represented; and (4) adjust the weighting of each component.

(3)

Índice Nacional de Precios al Productor (National Producer Price Index, or INPP) figures represent the changes in the prices for basic merchandise and services (excluding oil prices). INPP takes July 2019 as a base date.

(4)	Preliminary figures for July to November, 2024.
(5)

Effective January 1, 2019, Mexico has two minimum wages: one rate applicable to municipalities located on the border with the United States, which are included in the Northern Border Free Trade Zone, and a different rate applicable to the rest of Mexico. The rate of change for 2019, for both the minimum wage applicable to municipalities located in the Northern Border Free Trade Zone and the minimum wage applicable to the rest of Mexico, is as compared to the minimum wage in effect prior to January 1, 2019.

(6)	Rate of change for minimum wage applicable to municipalities located in the Northern Border Free Trade Zone.
(7)	Rate of change for minimum wage applicable to areas other than the Northern Border Free Trade Zone.

Sources: INEGI; Ministry of Labor.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE) for the periods indicated.

Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2021:
January-June	4.1	4.1	3.2	4.3	4.3
July-December	4.7	5.1	3.3	4.9	5.0
2022:
January-June	6.4	7.0	4.3	6.6	6.8
July-December	8.9	9.6	6.0	9.2	9.6
2023:
January-June	11.1	11.4	7.9	11.3	11.4
July-December	11.1	11.3	8.5	11.5	11.5
2024:
January	11.3	11.3	8.7	11.5	11.7
February	11.1	11.3	8.7	11.5	11.6
March	11.0	11.2	8.8	11.4	11.6
April	11.0	11.1	8.6	11.2	11.4
May	11.0	11.1	8.6	11.2	11.4
June	11.0	11.1	8.6	11.2	11.4
July	10.9	11.1	8.6	11.2	11.4
August	10.8	10.9	8.5	11.1	11.2
September	10.4	10.6	8.5	11.0	11.1
October	10.2	10.5	8.3	10.7	10.9
November	10.1	10.2	8.1	10.6	10.8
December	9.8	9.8	8.1	10.4	10.6

Source: Banco de México.

During the first nine months of 2024, interest rates on 28-day Cetes averaged 10.9%, as compared to 11.1% during the same period of 2023. Interest rates on 91-day Cetes averaged 11.1%, as compared to 11.4% during the same period of 2023.

On January 3, 2025, the 28-day Cetes rate was 10.0% and the 91-day Cetes rate was 10.0%.

On September 26, 2024 and November 14, 2024, Banco de México held its sixth and seventh monetary policy meetings of 2024, respectively, and decreased the Tasa de Fondeo Bancario (overnight interbank funding rate) by 25 basis points on each occasion. As a result, the overnight interbank funding rate stood at 10.25% as of November 30, 2024. These decisions took into account the expected dissipation of the recent inflationary shocks in the near future.

Banco de México decreased the overnight interbank funding rate to 10.0% at its meeting on December 19, 2024. That decision took into account the balance of risks associated with trajectory of projected inflation, which has shown improvements, as reflected by the decrease in core inflation, following the significant shocks caused by the COVID-19 pandemic and the conflict between Russia and Ukraine. Therefore, as of December 31, 2024, the overnight interbank funding rate stood at 10.0%, compared to 11.0% as of March 31, 2024.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Rates

The following table sets forth, for the periods indicated, the daily peso/U.S. dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2020	19.9087	21.4936
2021	20.4672	20.2787
2022	19.4715	20.1193
2023	16.9190	17.7382
2024:
January	17.1633	17.0873
February	17.0633	17.0898
March	16.5323	16.7918
April	17.0958	16.8104
May	17.0177	16.7936
June	18.2478	18.2174
July	18.5970	18.1117
August	19.6535	19.1515
September	19.6440	19.6316
October	20.0378	19.7062
November	20.3212	20.3455
December	20.7862	20.2661

Source: Banco de México.

On January 3, 2025, the peso/U.S. dollar exchange rate closed at Ps. 20.6708 = U.S.$1.00, a 22.2% depreciation in dollar terms as compared to the rate on December 29, 2023. The peso/U.S. dollar buying exchange rate published by Banco de México on January 3, 2025 (which took effect on the second business day thereafter) was Ps. 20.6145 = U.S.$1.00.

Banking System

At the end of September 2024, the total assets of the banking sector were Ps. 14,248.9 billion, which represented a real annual increase of 2.2% as compared to the end of September 2023. At the end of September 2024, the current loan portfolio of the banking sector had a balance of Ps. 7,341.3 billion, a real annual increase of 5.4% as compared to the end of September 2023. Finally, the banking sector’s net result was Ps. 222.7 billion at the end of September 2024, 3.6% higher in real terms as compared to the end of September 2023.

On December 20, 2024, the Consejo de Estabilidad del Sistema Financiero (Financial Stability Board or FSB) updated its balance of risks faced by the Mexican financial system, concluding that the Mexican financial system remains solid and resilient. In addition, the FSB highlighted that uncertainty about the policies of the incoming administration in the United States could have an effect on international and local financial markets, as well as the potential impact of increased geopolitical tensions and trade conflicts at the international level.

Banking Supervision and Support

At the end of September 2024, the Índice de Capitalización (Capitalization Index, or ICAP) for the multiple banking sector was 19.4%, as compared to 19.3% at the end of September 2023 and 18.8% at the end of December 2023. For more information on ICAP, see “Financial System—Banking Supervision and Support—Bank Supervision Policy” in the 2023 Form 18-K.

At the end of September 2024, all multiple banking institutions fell under the first early warning category, indicating that the institutions met the minimum capitalization requirements and were sufficiently capitalized in the event of unexpected loss scenarios. No immediate supervisory actions by the Comisión Nacional Bancaria y de Valores (CNBV) were required as of that date.

Insurance Companies, Mutual Funds and Auxiliary Credit Institutions

On October 25, 2024, Comisión Nacional del Sistema de Ahorro para el Retiro (CONSAR) announced adjustments to the regulatory framework applicable to investments in the Administradoras de Fondos para el Retiro (Afores). The most significant changes include: (i) investment limits in Structured Instruments; (ii) investment limits in Fideicomiso de Inversión de Bienes Raíces (FIBRAs); (iii) investment limits in foreign currency instruments; (iv) limits on the Conditional Value-at-Risk Differential (DCVaR); and (v) the introduction of the definition of emisoras simplificadas (Simplified Issuers).

On November 27, 2024, CONSAR announced a reduction in the level of the commission to be charged by Afores to workers during 2025, which will result in a reduction in the average commission rate for the system from 0.566% in 2024 to 0.547% for 2025. This reduction will result in Ps. 9 billion in additional savings for workers by 2030.

Securities Markets

On January 3, 2025, the Índice de Precios y Cotizaciones (Stock Market Index, or IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 48,957.24 points, representing a 14.7% decrease from the level at December 29, 2023.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

On December 19, 2024, a decree was published in the Official Gazette modifying the tariff under the Ley de los Impuestos Generales de Importación y de Exportación (General Import and Export Tax Law) and the Decreto para el Fomento de la Industria Manufacturera, Maquiladora y de Servicios de Exportación (Decree for the Promotion of the Manufacturing, Maquiladora, and Export Services Industry, or IMMEX Decree). The decree aims to protect the Mexican textile industry by temporarily increasing tariffs by 35% on 138 categories of manufactured goods and by 15% on 17 categories of textile goods. Additionally, it expands the list of products that cannot be imported through the Manufacturing, Maquiladora, and Export Services Industry Program (IMMEX).

On December 23, 2024, the final resolution of the administrative anti-dumping investigation procedure on imports of micro-wire for welding originating in the Socialist Republic of Vietnam, regardless of the country of origin was published in the Official Gazette. This resolution seeks to ensure fair competition and protect the interests of national production by enabling the Ministry of Economy to apply a definitive compensatory tariff of 36.23% to imports of microwires from Vietnam. This tariff will be in force for the next five years and may be extended in the future.

Foreign Trade Performance

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.

Exports and Imports

	First nine months
	2023(1)		2024(1)
	(in millions of U.S. dollars, except average price of the Mexican crude oil mix )
Merchandise exports (f.o.b.)
Oil and oil products	U.S.$	25,006.5	U.S.$	21,480.3
Crude oil		20,596.4		16,263.4
Other		4,410.2		5,216.9
Non-oil products		416,668.0		434,236.7
Agricultural		16,502.2		17,694.6
Mining		7,119.9		7,703.4
Manufactured goods(2)		393,065.9		408,838.7

Total merchandise exports		441,694.5		455,717.1

Merchandise imports (f.o.b.)
Consumer goods		65,224.6		68,059.2
Intermediate goods(2)		343,661.4		352,876.9
Capital goods		42,734.5		45,797.4

Total merchandise imports		451,620.5		466,733.6

Trade balance	U.S.$	(9,926.0)	U.S.$	(11,016.5)

Average price of Mexican oil mix(3)	U.S.$	69.6	U.S.$	72.0

Note:	Numbers may not total due to rounding.
(1)	Preliminary figures.
(2)	Includes the in-bond industry.
(3)	In U.S. dollars per barrel.

Source: Banco de México/PEMEX.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Balance of Payments

	First nine months
	2023(1)		2024(1)
	(in millions of U.S. dollars)
Current account(2)	U.S.$	(17,321.8)	U.S.$	(18,468.2)
Credits		547,760.7		567,753.7
Merchandise exports (f.o.b.)		442,123.7		456,219.0
Non-factor services		41,418.7		45,415.6
Transport		6,452.4		7,665.1
Tourism		22,794.4		24,266.8
Insurance and pensions		3,122.8		3,823.3
Financial services		505.1		663.7
Others		8,544.0		8,996.7
Primary income		16,445.0		17,101.6
Secondary income		47,773.2		49,017.4
Debits		565,082.5		586,221.9
Merchandise imports (f.o.b.)		452,089.0		467,265.1
Non-factor services		57,248.5		52,732.0
Transport		21,500.1		18,462.6
Tourism		6,574.0		7,947.9
Insurance and pensions		7,062.3		7,398.7
Financial services		2,853.4		2,309.3
Others		19,258.7		16,613.4
Primary income		54,912.8		65,175.0
Secondary income		832.2		1,049.8
Capital account		(0.4)		(52.3)
Credit		304.7		266.8
Debit		305.1		319.1
Financial account		(16,585.0)		(23,100.2)
Direct investment		(30,334.8)		(31,330.6)
Portfolio investment		10,119.1		648.6
Financial derivatives		3,318.4		2,639.8
Other investment		5,667.0		4,423.9
Reserve assets		7,049.3		11,468.3
International reserves		8,482.6		17,453.7
Valuation adjustment		1,433.3		5,985.4
Errors and omissions		737.3		(4,579.7)

Note:	Numbers may not total due to rounding.
(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

In the third quarter of 2024, Mexico’s current account registered a surplus of U.S.$733 million, or 0.2% of GDP, compared to a surplus of U.S.$2.6 billion, or 0.6% of GDP, in the third quarter of 2023. The decrease in the current account balance was mainly due to a decrease in the balance of non-oil goods, which was partially offset by lower deficits in the services and oil goods balances.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)	End-of-Period Net International Assets
	(in billions of U.S dollars)
2021	202.4	207.7
2022	199.1	201.1
2023	212.8	214.3
2024(4):
January	212.9	223.4
February	213.5	218.6
March	217.2	219.4
April	217.2	221.0
May	218.7	222.7
June	220.0	225.8
July	221.7	225.7
August	224.8	230.7
September	226.8	231.7
October	226.1	229.8
November	228.4	232.1

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

Foreign Investment in Mexico

On November 26, 2024, the Mexico-Italy Business and Investment Forum was inaugurated. During the event, the participants highlighted and discussed the most strategic sectors for commercial relations between Italy and Mexico, including industrial parks, automotive, pharmaceutical and biotechnology, sustainable infrastructures and energy transition.

PUBLIC FINANCE

General

As of the end of the third quarter of 2024, public finances remained consistent with the fiscal goals outlined in the 2024 Economic Package. Revenue performance benefited from positive contributions from economic activity and the labor market, and public spending prioritized programs that directly supported household economies and enhanced the economy’s productive capacity through infrastructure development.

Fiscal policy

On November 15, 2024, the Ministry of Finance published the General Criteria for Economic Policy for 2025, according to which, a fiscal consolidation scenario is anticipated, featuring a positive primary balance and a debt level projected at 51.4% of GDP. To achieve this, the Public Sector Financial Requirements (RFSP) will be set at 3.9% of GDP for 2025, which implies a primary surplus of 0.6% of GDP and a balanced budget excluding investments.

The Budget

On December 19, 2024 and 24, 2024, the Ley de Ingresos de la Federación para el Ejercicio Fiscal 2025 (Federal Revenue Law, or the 2025 Revenue Law) and the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2025 (Federal Expenditure Budget for 2025, or the 2025 Expenditure Budget) were published in the Official Gazette, respectively.

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Selected Budgetary Expenditures; 2024 Expenditure Budget

(In Billions of Pesos)

	Actual
	2023(1)		First nine months of 2023(1)		First nine months of 2024(1)		2024 Budget(2)
Health	Ps.	105.8	Ps.	81.9	Ps.	43.3	Ps.	97.0
Education		421.3		292.8		327.3		425.8
Housing and community development		21.2		15.8		13.6		12.9
Government debt service		878.2		608.9		718.4		1,023.0
CFE and PEMEX debt service		166.9		149.3		132.7		178.5
PEMEX debt service		103.8		96.2		105.9		143.3
CFE debt service		63.1		53.1		26.8		35.2

(1)	Preliminary figures.
(2)

2024 Budget figures represent budgetary estimates for the full year, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2024. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2024 economic results.

Source: Ministry of Finance and Public Credit.

The table below sets forth the budgetary results for the periods indicated. It also sets forth certain assumptions and targets from Mexico’s 2024 and 2025 Budgets.

Budgetary Results; 2024 and 2025 Budget Assumptions and Targets

	Actual
	2023	First nine months of 2023	First nine months of 2024(1)	2024 Budget(2)	2025 Budget(2)
Real GDP growth (%)(3)	3.3%	3.6%	1.8%	2.5—3.5%	2.0—3.0%
Increase in the national consumer price index (%)(4)	4.7%	4.5%	4.6%	3.8%	3.5%
Average export price of Mexican oil mix (U.S.$/barrel)(5)	70.90	69.62	72.03	56.7	57.8
Average exchange rate (Ps./$1.00)	17.7	17.8	17.7	17.6	18.5
Average rate on 28-day Cetes (%)	11.1%	11.1%	10.9%	9.5%	8.0%
Public sector balance as % of GDP(6)	(3.3)%	(2.1)%	(3.0)%	(4.9)%	(3.2)%
Primary balance as % of GDP(6)	(0.1)%	0.3%	(0.6)%	(1.2)%	0.6%
Current account balance as % of GDP	(0.3)%	(1.3)%	(1.3)%	(0.7)%	(0.4)%

(1)	Preliminary figures.
(2)

2024 and 2025 Budget figures represent budgetary estimates for the full year, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2024 and 2025, respectively. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2024 and 2025 economic results.

(3)	Figures represent year-over-year change for the first nine months of 2023 and first nine months of 2024.
(4)	Figures represent the 12-month percentage change in the consumer price index for the last month in the period indicated.
(5)

The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2024 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2024 Budget.

(6)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2023 Form 18-K.

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

General

The following table presents the composition of public sector budgetary revenues for the first nine months of 2023 and 2024 in billions of pesos. It also sets forth certain assumptions and targets from Mexico’s 2024 Budget.

Public Sector Budgetary Revenues

(In Billions of Pesos)(1)

	Actual
	First nine months of 2023(2)	First nine months of 2024(2)	2024 Budget(3)
Budgetary revenues	5,195.6	5,624.4	7,329.0
Federal Government	3,848.4	4,070.9	5,481.5
Taxes	3,351.3	3,697.5	4,942.0
Income tax(4)	1,922.8	2,037.7	2,709.7
Value-added tax	953.1	1,038.8	1,330.4
Excise taxes	328.4	449.9	688.1
Import duties	71.3	98.0	102.0
Tax on the exploration and exploitation of hydrocarbons	5.4	5.1	7.8
Export duties	0.0	0.0	0.0
Other	70.4	68.0	104.1
Non-tax revenue	497.1	373.4	539.4
Fees and tolls(5)	109.3	112.6	67.7
Transfers from the Mexican Petroleum Fund for Stabilization and Development	240.2	106.0	277.8
Fines and surcharges	147.6	154.8	193.9
Other	0.0	0.0	0.0
Public enterprises and agencies	1,347.3	1,553.5	1,847.5
PEMEX(6)	546.4	667.2	769.8
Others(7)	800.9	886.2	1,077.7

Note:	Numbers may not total due to rounding.
(1)	Nominal pesos.
(2)	Preliminary figures.
(3)

2024 Budget figures represent budgetary estimates for the full year, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2024. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2024 economic results.

(4)	Includes tax and oil Impuesto Sobre la Renta (Income Tax).
(5)	Includes oil and non-tax duties.
(6)	Includes oil revenues, which are classified as non-tax revenues for information consistency purposes.
(7)	Includes CFE, IMSS and ISSSTE.

Source: Ministry of Finance and Public Credit.

Tax revenues totaled Ps. 3.70 trillion, reflecting an annual real increase of 5.3%. However, this amount was Ps. 28.0 billion below the program’s target mainly due to lower collections in the income tax (ISR) category.

Expenditures

Health and Labor, Education and Other Social Welfare Expenditures

On October 4, 2024, the Ministry of Public Education announced the new “Rita Cetina Gutiérrez” Universal Scholarship, which is expected to benefit 21.4 million students in basic education and will be implemented in 2025.

On November 29, 2024, the Ministry of Public Education and the Ministry of Education of the Republic of China signed an Acuerdo de Cooperación en Materia de Educación Superior (Higher Education Cooperation Agreement) for academic exchanges, best practices, and the development of joint projects. The agreement aims to: (1) establish a mechanism for dialogue and cooperation to promote the training of talent; (2) share practices in developing teacher training programs; (3) encourage mobility and exchange of students and researchers, particularly in areas related to science, technology and innovation; and (4) cooperate in academic projects and events.

PUBLIC DEBT

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at each of the dates indicated:

Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)(1)

	At September 30, 2023(2)	At September 30, 2024(2)
Historical Balance of Public Sector Borrowing Requirements	45.4%	49.3%

(1)

The calculation of Historical Balance of Public Sector Borrowing Requirements is discussed in footnote 1 to Table No. 67 in “Public Debt—Historical Balance of Public Sector Borrowing Requirements” in the 2023 Form 18-K.

(2)	Preliminary figures.

For an explanation of Mexico’s public debt classification, including an explanation of the Historical Balance of Public Sector Borrowing Requirements, please see “Public Debt—Public Debt Classification” in the 2023 Form 18-K.

Internal Debt

On October 31, 2024, the Ministry of Finance and Public Credit refinanced Ps. 20.4 billion of debt due in 2025 and Ps. 27.1 billion of debt due in 2026 in the local market.

On November 21, 2024, the Ministry of Finance and Public Credit carried out a refinancing transaction in the amount of Ps. 152.4 billion in the local market consisting of CETES, BONDES F, M bonos and Udibonos, of which Ps. 43.3 billion, Ps. 80.4 billion and Ps. 28.8 billion had maturity dates in 2024, 2025 and 2026, respectively. The refinancing transaction involved the issuance of new longer-dated instruments with maturities between 2026 and 2043.

On December 5, 2024, the Ministry of Finance and Public Credit carried out a refinancing transaction in the amount of Ps. 123.5 billion in the local market consisting of CETES, BONDES F, M bonos and Udibonos, of which Ps. 36.5 billion, Ps. 57.5 billion, and Ps. 29.4 billion had maturity dates in 2025, 2026 and 2031 and 2033, respectively. The refinancing transaction involved the issuance of longer-term instruments with maturities between 2026 and 2035.

Internal Public Sector Debt

The following table summarizes the gross and net internal debt of the public sector at each of the dates indicated:

Gross and Net Internal Debt of the Public Sector

	At September 30, 2023(1)		At September 30, 2024(1)
	(in billions of pesos)
Gross Debt	Ps.	11,403.3	Ps.	13,330.7
By Term
Long-term		10,785.0		12,532.0
Short-term		618.3		798.7
By User
Federal Government		10,685.4		12,595.0
Public Companies (PEMEX and CFE)		368.9		326.6
Development Banks		349.0		409.1
Financial Assets		560.5		760.6
Total Net Debt	Ps.	10,842.8	Ps.	12,570.1
Gross Internal Debt/GDP		36.3%		39.9%
Net Internal Debt/GDP(2)		34.6%		37.6%

(1)	Preliminary figures.
(2)	The calculation of net internal debt is discussed in footnote 2 to Table No. 68 in “Public Debt—Internal Debt—Internal Public Sector Debt” in the 2023 Form 18-K.

Internal Government Debt

As of January 3, 2025, there was no debt of any state or municipality guaranteed by the Government outstanding.

The following table summarizes the gross and net internal debt of the Government at each of the dates indicated.

Gross and Net Internal Debt of the Government(1)

	At September 30, 2023			At September 30, 2024(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	10,204.0	95.5%	Ps.	12,108.8	96.1%
Cetes		1,072.4	10.0		1,764.2	14.0
Floating Rate Bonds(5)		1,814.8	17.0		2,190.5	17.4
Inflation-Linked Bonds		3,067.1	28.7		3,583.8	28.5
Fixed Rate Bonds		4,240.1	39.7		4,560.3	36.2
STRIPS of Udibonos		9.5	0.1		9.9	0.1
Other(3)		481.4	4.5		486.2	3.9

Total Gross Debt	Ps.	10,685.4	100.0%	Ps.	12,595.0	100.0%

Net Debt

Financial Assets(4)		411.5			437.2

Total Net Debt	Ps.	10,273.9		Ps.	12,157.8

Gross Internal Debt/GDP		34.06%			37.65%
Net Internal Debt/GDP		32.75%			36.35%

Note:	Numbers may not total due to rounding.
(1)

Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria. This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.

(2)	Preliminary figures.
(3)	Includes Ps. 108.5 billion at September 30, 2023 and Ps. 98.9 billion at September 30, 2024 in liabilities associated with social security under the ISSSTE Law.
(4)	Includes the net balance (denominated in pesos) of the General Account of the Tesorería de la Federación (Treasury of the Federation) in Banco de México.
(5)

Figures in connection with BONDES D, BONDES F and BONDES G floating rate bonds, which are linked to the one-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE).

Source: Ministry of Finance and Public Credit.

External Debt

On November 14, 2024, Moody’s affirmed Mexico’s long-term foreign currency debt rating of Baa2, changing the outlook from stable to negative.

On November 25, 2024, HR Ratings affirmed Mexico’s long-term foreign currency debt rating of BBB+, changing the outlook from stable to negative.

External Public Sector Debt

According to preliminary figures, as of September 30, 2024, outstanding gross external public sector debt totaled U.S.$224.7 billion, an approximate U.S.$9.6 billion increase from the U.S.$215.3 billion outstanding on December 31, 2023. Of this amount, U.S.$218.0 billion represented long-term debt and U.S.$6.8 billion represented short-term debt. Net external indebtedness increased by U.S.$6.7 billion during the first nine months of 2024.

The following tables set forth a summary of Mexico’s external public sector debt, including a breakdown of such debt by type, a breakdown of such debt by currency and net external public sector debt at the dates indicated.

Summary of External Public Sector Debt by Type(1)(2)

	At September 30, 2023(3)		At September 30, 2024(3)
	(in millions of U.S. dollars)
Long-Term Direct Debt of the Government	U.S.$	117,834.8	U.S.$	128,907.8
Long-Term Debt of Budget Controlled Agencies		84,348.9		83,991.7
Other Long-Term Public Debt(4)		5,286.4		5,081.3

Total Long-Term Debt	U.S.$	207,470.1	U.S.$	217,980.8

Total Short-Term Debt		7,780.1		6,767.7

Total Long- and Short-Term Debt	U.S.$	215,250.2	U.S.$	224,748.5

Summary of External Public Sector Debt by Currency(1)

	At September 30, 2023(3)			At September 30, 2024(3)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	164,746.3	76.5%	U.S.$	168,884.1	75.1%
Japanese Yen		6,079.6	2.8		7,123.6	3.2
Swiss Francs		2,461.2	1.1		3,077.4	1.4
Pounds Sterling		2,351.2	1.1		1,944.6	0.9
Euros		28,290.5	13.1		30,375.7	13.5
Others		11,321.0	5.3		13,343.5	5.9

Total	U.S.$	215,249.7	100.0%	U.S.$	224,748.9	100.0%

Net External Debt of the Public Sector(1)

	At September 30, 2023(3)		At September 30, 2024(3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	212,589.8	U.S.$	219,817.5
Gross External Debt/GDP		11.9%		13.0%
Net External Debt/GDP		11.8%		12.7%

Note:	Numbers may not total due to rounding.
(1)	Preliminary figures.
(2)

External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which was outstanding as of September 30, 2024) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

(3)	Adjusted to reflect the effect of currency swaps.
(4)	Includes debt of development banks and other administratively-controlled agencies whose finances are consolidated with those of the Government.

Source: Ministry of Finance and Public Credit.

External Government Debt

The following tables set forth a summary of Mexico’s external Government debt, including the gross external Government debt, net external Government debt and net Government debt at the dates indicated.

Gross External Debt of the Government by Currency

	At September 30, 2023			At September 30, 2024(2)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	78,581.6	66.7%	U.S.$	82,687.5	64.1%
Japanese Yen		5,094.7	4.3		6,305.8	4.9
Swiss Francs		2,062.1	1.7		3,077.4	2.4
Pounds Sterling		1,802.0	1.5		1,341.1	1.0
Euros		19,972.9	16.9		22,976.7	17.8
Others		10,322.0	8.8		12,519.4	9.7

Total	U.S.$	117,835.3	100.0	U.S.$	128,907.9	100.0

Net External Debt of the Government

	At September 30, 2023			At September 30, 2024(2)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	116,207.8		U.S.$	125,755.2
Gross External Debt/GDP		6.5	%(2)		7.5	%(2)
Net External Debt/GDP		6.4	%(2)		7.3	%(2)

Net Debt of the Government

	At September 30, 2023	At September 30, 2024(2)
Internal Debt	83.3%	83.1%
External Debt(1)	16.7%	16.9%

Note:	Numbers may not total due to rounding.
(1)	The calculation of external debt is discussed in footnote 3 to Table No. 77 in “Public Debt—External Public Debt—External Public Sector Debt” in the 2023 Form 18-K.
(2)	Preliminary figures.

Source: Ministry of Finance and Public Credit.

IMF Credit Line

On October 30, 2024, the IMF Executive Board concluded its mid-term review under the Flexible Credit Line Arrangement with Mexico, confirming that Mexico continues to meet all the eligibility criteria necessary to access the resources available through this instrument.